UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly held Company with Authorized Capital

Tax ID (“CNPJ/MF”) no. 06.057.223/0001-71

NIRE 33.300.272.909

NOTICE TO THE MARKET

Sendas Distribuidora S.A. (“Company”) announces the receipt of the information provided for in Article 12 of the Resolution of the Securities and Exchange Commission No. 44, of August 23, 2021, and discloses the correspondence received from BlackRock, Inc, regarding its sale of relevant shareholding interest of the Company.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market by the e-mail ri.assai@assai.com.br .

São Paulo, September 23rd, 2024.

Vitor Fagá de Almeida

Vice President of Finance and Investor Relations

Sendas Distribuidora S.A.

Av. Aricanduva, nº 5.555, Central Administrativa Assaí CEP 03527-000

São Paulo, SP, Brasil

At.: Sr. Vitor Fagá de Almeida Diretor de Relações com Investidores Tel.: 55 (11) 3411-5042

E-mail: ri@assai.com.br

20 de setembro de 2024

Sendas Distribuidora S.A. – Divulgação de Alienação de Participação Acionária Relevante

Prezados Senhores,

1	A BlackRock, Inc. (“BlackRock”) vem, em nome de alguns de seus clientes, na qualidade de administrador de investimentos, informar que alienou ações ordinárias emitidas pela Sendas Distribuidora S.A. (“Companhia”), sendo que, em 18 de setembro de 2024, suas participações, de forma agregada, passaram a ser de 131.477.584 ações ordinárias e 466.584 American Depositary Receipts (“ADRs”), representativos de 2.332.920 ações ordinárias, totalizando 133.810.504 ações ordinárias, representando aproximadamente 9,896% do total de ações ordinárias de emissão da Companhia.
2	A fim de atender o disposto no artigo 12 da Resolução da Comissão de Valores Mobiliários (“CVM”) nº 44, datada de 23 de agosto de 2021, a BlackRock, por meio desta, solicita ao Diretor de Relações com Investidores da Companhia a divulgação das seguintes informações à CVM e aos demais órgãos competentes:
(i)	BlackRock tem sede registrada em 50 Hudson Yards, Cidade de Nova Iorque, Estado de Nova Iorque 10001, Estados Unidos da América;
(ii)	as participações societárias detidas pela BlackRock passaram a ser, de forma agregada, 131.477.584 ações ordinárias e 466.584 ADRs, representativos de 2.332.920 ações ordinárias, totalizando 133.810.504 ações ordinárias, representando aproximadamente 9,896% do total de ações ordinárias de emissão da Companhia, conforme especificado no item 1 acima;
(iii)	o objetivo das participações societárias acima mencionadas é estritamente de investimento, não objetivando alteração do controle acionário ou da estrutura administrativa da Companhia; e
(iv)	não foram celebrados, pela BlackRock, quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários emitidos pela Companhia.

3	Permanecemos à disposição para quaisquer esclarecimentos ou comentários adicionais que julguem necessários quanto ao assunto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2024

Sendas Distribuidora S.A.

By: /s/ Vitor Fagá de Almeida

Name: Vitor Fagá de Almeida

Title: Vice President of Finance and Investor Relations

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.